UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number: 000-25927

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Macatawa Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macatawa Bank Corporation, 10753 Macatawa Drive, Holland, Michigan 49424

401(k) Plan

Financial Statements
and
Supplementary Information

For the Years Ended
December 31, 2017 and 2016

MACATAWA BANK
401(k) PLAN

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit Committee of Macatawa Bank Corporation
Macatawa Bank 401(k) Plan
Holland, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Macatawa Bank 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

\s\BDO USA, LLP

We have served as the Plan’s auditor since 2011.

Grand Rapids, Michigan
May 18, 2018

MACATAWA BANK CORPORATION
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

	2017	2016
ASSETS
Investments at fair value
Mutual funds	$24,017,617	$20,493,898
Common/collective trust	1,175,585	1,220,424
Macatawa Bank Corporation common stock	3,125,760	3,642,292
Total investments at fair value	28,318,962	25,356,614

Cash	85,835	13
Notes receivable from participants	468,397	376,366
Accrued dividends receivable	---	2,361
Total receivables and other assets	554,232	378,740

Total Assets	28,873,194	25,735,354

LIABILITIES

Due to broker	---	---
Net assets available for benefits	$28,873,194	$25,735,354

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributed to
Investment income
Dividend income	$1,182,224	$308,917
Interest income	2	752
Net appreciation in fair value of investments	3,012,613	3,177,161
Total investment income	4,194,839	3,486,830

Contributions
Participant	1,346,941	1,323,259
Match	684,399	653,167
Rollover	294,698	313,717
Total contributions	2,326,038	2,290,143

Interest income - notes receivable from participants	18,882	18,294
Total additions	6,539,759	5,795,267

Deductions from net assets attributable to
Benefits paid to participants	3,381,817	2,402,004
Administrative expenses	20,102	6,579
Total deductions	3,401,919	2,408,583

Net increase	3,137,840	3,386,684

Net assets available for benefits
Beginning of year	25,735,354	22,348,670
End of year	$28,873,194	$25,735,354

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions.

Description of the Plan

General: The Plan is a defined contribution plan covering substantially all employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 18 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).   Effective on January 1, 2017, the Corporation changed the Plan custodian from SEI Investments Company to Matrix Trust Company.  Additionally, beginning January 3, 2017, Macatawa Bank Corporation common stock in the Plan is held at TD Ameritrade.

Contributions:  Participants may contribute a portion of their annual compensation as pre-tax contributions, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code.  In addition, the Plan also allows for Roth after-tax contributions.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as Individual Retirement Accounts.   The Plan Sponsor contributes a safe harbor matching contribution of 100% of the first 3% and 50% of the second 2% of base compensation that a participant contributes to the Plan.

Participants direct the investment of contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, a common/collective trust and Macatawa Bank Corporation common stock as investment options for participants.  Contributions are subject to certain limitations.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses, as applicable.  Allocations are based on the ratio of each participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:  Participants are immediately vested in employee deferral and employer matching contributions, plus actual earnings thereon.

Notes Receivable:  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  The notes receivable are secured by the balance in the participant's account and bear interest at the prime rate plus one (effective rate of 5.50% at December 31, 2017) which is commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  The interest rates ranged from 4.25% to 5.50% on notes receivable outstanding at December 31, 2017.  Principal and interest is paid to the Plan ratably through payroll deductions.  The notes receivable are to be repaid over a period not to exceed five years.  The Plan Administrator may fix the term for repayment of a home loan for a period exceeding five years.  A home loan is a loan used to acquire a dwelling unit which, within a reasonable time, the Participant will use as a principal residence.

Payment of Benefits:  On termination of service due to death, disability or retirement, a participant is required to receive a lump-sum amount equal to the value of his or her vested interest in his or her account as defined by the Plan agreement.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  In-service withdrawal of account balances may be elected by active participants who have reached 59½ years of age.  The Plan allows for participants to receive hardship distributions.

Administrative Expenses:  The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.  An administrative fee is charged to those participants electing to receive a distribution and an annual administrative fee is charged to those participants who have terminated service from the Corporation but continue to maintain an account balance in the Plan.  There is also an administrative service fee charged to the individual participant’s account at the time a note receivable is issued.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 2 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in aggregate fair value includes the Plan’s realized and unrealized gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan related to investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a direct reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants:  Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest.  Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits:  Benefits are recorded when paid.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – INVESTMENTS AND FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

●	quoted prices for similar assets or liabilities in active markets;

●	quoted prices for identical or similar assets or liabilities in inactive markets;

●	inputs other than quoted prices that are observable for the asset or liability; and

●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds:  Shares held in mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end.  The NAV is based on the quoted market prices of the underlying shares owned by the fund, minus its liabilities, then divided by the number of shares outstanding.

Common/collective trust: The fair value of participation units held in the  Reliance Trust Stable Value Fund (MetLife Series 25157, Class 0), a common/collective trust (CCT) is based on net asset value, as reported by the manager of the collective trust fund, Reliance Trust Company, and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date. The CCT invests in the MetLife Group Annuity Contracts 25157 and 37001, which consist of separately managed investment portfolios in fixed income securities, and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Fund to maintain a constant net asset value. The CCT provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements.

Common stock:  Macatawa Bank Corporation common stock is valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – INVESTMENTS AND FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

	Fair Level 1	Quoted Prices in Active Markets for Identical Assets Level 2			Significant Other Observable Level 3	Other (1)	Significant Unobservable Inputs Total
2017
Total mutual funds	24,017,617		---		---	---	24,017,617
Common/collective trust	---		---		---	1,175,585	1,175,585
Macatawa Bank Corp. common stock - financial institution	3,125,760		---		---	---	3,125,760
Total investments at fair value	$27,143,377	$	---	$	---	$1,175,585	$28,318,962

(1) - Assets measured at net asset value (NAV) and therefore excluded from the fair value hierarchy

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016:

	Fair Level 1	Quoted Prices in Active Markets for Identical Assets Level 2			Significant Other Observable Level 3	Other (1)	Significant Unobservable Inputs Total
2016
Total mutual funds	20,493,898		---		---	---	20,493,898
Common/collective trust	---		---		---	1,220,424	1,220,424
Macatawa Bank Corp. common stock - financial institution	3,642,292		---		---	---	3,642,292
Total investments at fair value	$24,136,190	$	---	$	---	$1,220,424	$25,356,614

(1) - Assets measured at net asset value (NAV) and therefore excluded from the fair value hierarchy

Changes in Fair Value Levels:  The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. Plan management evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets available for benefits. For the years ended December 31, 2017 and 2016, there were no transfers in or out of levels 1, 2 or 3.

MACATAWA BANK
401 (k) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (“DOL”) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Certain investments of the Plan are managed by SEI Investments Company, custodian of plan assets.  Therefore, the Plan’s investments in the SEI Daily Income Trust Government Fund as of December 31, 2016 represents party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and record keeper for the Plan.  Therefore, all transactions between the Plan and Macatawa Bank Corporation constitute party-in-interest transactions.  The 312,576 and 349,884 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2017 and 2016, represent approximately 0.92% and 1.03% of the Corporation’s total outstanding shares of common stock, respectively, as of those dates.

Cash dividends totaling $58,272 and $44,658 were paid to the Plan by Macatawa Bank Corporation during 2017 and 2016, respectively.  Fees paid by the Plan to the trust department of Macatawa Bank Corporation for administrative expenses were $0 and $6,579 in 2017 and 2016, respectively.

NOTE 4 - INCOME TAX STATUS

The Corporation’s Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document.  The Plan Sponsor has received, from the Internal Revenue Service, an opinion letter dated March 31, 2014, stating that the written form of the underlying prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Sections 401(a) of the Code.  The Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan Administrator has analyzed the tax positions that would require recognition of a liability or asset or disclosure in the financial statements and has determined that there are no unrecognized tax benefits at December 31, 2017 or 2016.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - PLAN TERMINATION

The Plan Sponsor has not expressed any intent to terminate the Plan subject to the provisions of ERISA.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various mutual funds and a common/collective trust with underlying assets consisting of any combination of stocks, bonds, fixed income securities, and other investment securities, a money market fund and in shares of Macatawa Bank Corporation common stock.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK
401 (k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2017
PLAN #001
EIN 38-3378283

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds
	T. Rowe Price	T Rowe Price Mid-Cap Grth Fd	**	$3,351,860
	Vanguard	Vanguard 500 Index Fund - Admr	**	3,306,929
	Dodge and Cox Funds	Dodge & Cox Stock Fund	**	3,073,974
	T. Rowe Price	T Rowe Price Growth Stock Fd	**	2,615,552
	Vanguard	Vanguard Small-Cap Index - Admr	**	2,392,383
	Oppenheimer	Oppenheimer International	**	1,202,667
	Vanguard	Vanguard Mid-Cap Index Fd - Admr	**	921,556
	Dodge and Cox Funds	Dodge & Cox Intl Stock Fund	**	746,459
	T. Rowe Price	T. Rowe Price Retirement 2040	**	672,839
	Janus	Janus Henderson Triton Fund N Shares	**	610,386
	T. Rowe Price	T. Rowe Price Personal Strat Bal I	**	605,314
	Vanguard	Vanguard Int-Trm Bond Index - Admr	**	528,197
	Vanguard	Vanguard Short Term Investment Grade Fund	**	467,955
	T. Rowe Price	T. Rowe Price Retirement 2020	**	455,449
	T. Rowe Price	T. Rowe Price Personal Strategy Growth Fund -	**	453,340
	T. Rowe Price	T. Rowe Price Retirement 2030	**	321,035
	Dfa	Dfa Us Small Cap Value Portfolio	**	298,836
	American Funds	Am Funds Europacific Growth Fund Cl R-6	**	291,707
	Vanguard	Vanguard Mid-Cap Value Index Fund	**	291,407
	First Eagle	First Eagle Global Fd - A	**	259,252
	T. Rowe Price	T.Rowe Price Retirement 2050	**	257,992
	Oppenheimer	Oppenheimer Developing Markets	**	239,705
	T. Rowe Price	T. Rowe Price Personal Strat Inc Fund I	**	147,785
	Dfa	Dfa International Value Fd	**	138,417
	Vanguard	Vanguard Long-Term Bond Index	**	118,351
	Vanguard	Vanguard Reit Index Fd - Adm	**	110,598
	Vanguard	Vanguard Inf Protected Sec	**	92,502
	T. Rowe Price	T. Rowe Price Retirement 2060	**	45,170
	Total mutual funds			24,017,617
	Common/collective trust
	Reliance Metlife	Reliance Metlife Gac Series 25157 Cl 0	**	1,175,585
	Cash
*	Cash	Cash	**	85,835
	Common stock
*	Macatawa Bank Corporation	312,576 shares of common stock	**	3,125,760
	Total investments at fair value			28,404,797
*	Notes receivable from participants	Loans, interest rates ranging from 4.25 to 5.50%, collateral - participant account balances		457,497
	Total			$28,862,294

(*) An asterisk in this column identifies a party-in-interest as defined by ERISA
(**) Cost is not required because all investments are participant directed.

EXHIBITS

The following exhibits are filed as part of this report:

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

MACATAWA BANK 401 (k) PLAN

Dated: May 18, 2018	By:	/s/ Jon W. Swets
Jon W. Swets
Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm – BDO USA, LLP